    As filed with the Securities and Exchange Commission on November 29, 2001
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ________________________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933
                            ________________________

                               AVANEX CORPORATION
             (Exact name of Registrant as specified in its charter)
                            ________________________

            Delaware                                       94-3285348
   (State or other jurisdiction of                      (I.R.S. Employer
    incorporation or organization)                    Identification Number)

                            40919 Encyclopedia Circle
                            Fremont, California 94538
                                 (510) 897-4188
   (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive offices)
                            ________________________

                                   Paul Engle
                                  President and
                             Chief Executive Officer
                               Avanex Corporation
                            40919 Encyclopedia Circle
                            Fremont, California 94538
                                 (510) 897-4188
    (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ________________________

                                   Copies to:
                             Mark A. Bertelsen, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                               Palo Alto, CA 94304
                                 (650) 493-9300
                            ________________________

    Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                            ________________________

                                   CALCULATION OF REGISTRATION FEE
===================================================================================================================================
                                                                          Proposed               Proposed
                                                                           Maximum                Maximum
          Title of Each Class                      Amount                 Offering               Aggregate            Amount of
            of Securities to                       to be                    Price                Offering            Registration
             be Registered                       Registered             Per Share (1)              Price                 Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per share      2,750,318 shares              $7.47               $20,544,875           $5,136.22
====================================================================================================================================

 (1) Estimated solely for the purpose of computing the amount of the registration fee and computed pursuant to Rule 457 under the Securities Act of 1933 based upon the average of the high and low prices of the Common Stock on November 21, 2001 as reported on the Nasdaq National Market.

                            ________________________

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.
 ===============================================================================

                                   PROSPECTUS

                (Subject to completion, dated November 29, 2001)

                                2,750,318 Shares

                               AVANEX CORPORATION

                                  Common Stock

                             _____________________

     This prospectus is part of a registration statement that we filed with the SEC using the "shelf" registration process. It relates to the public offering, which is not being underwritten, of 2,750,318 shares of our common stock that are held by some of our current stockholders. We issued such shares to these selling stockholders in connection with the acquisition of the outstanding capital stock of LambdaFlex, Inc. in November 2001.

     The selling stockholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled "Plan of Distribution" on page 26. We will not receive any of the proceeds from the sale of these shares. We will bear the costs relating to the registration of these shares.

     Our common stock is listed on the Nasdaq National Market under the symbol "AVNX." On November 27, 2001, the last sale price of our common stock was $8.30 per share.

                             _____________________

THIS OFFERING INVOLVES MATERIAL RISKS.  SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             _____________________

     The Securities and Exchange Commission may take the view that, under certain circumstances, the selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. We and the selling stockholders have agreed to certain indemnification arrangements. See "Plan of Distribution" on page 26.

                             _____________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             _____________________

                       Prospectus dated November___, 2001

                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----
WHERE YOU CAN FIND MORE INFORMATION .................................    2
THE COMPANY .........................................................    4
FORWARD-LOOKING STATEMENTS ..........................................    4
RISK FACTORS ........................................................    5
USE OF PROCEEDS .....................................................   24
SELLING STOCKHOLDERS ................................................   24
PLAN OF DISTRIBUTION ................................................   26
LEGAL MATTERS .......................................................   27
EXPERTS .............................................................   27

                               __________________

     You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

     The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

                       WHERE YOU CAN FIND MORE INFORMATION

     . GOVERNMENT FILINGS. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). In addition, we have filed with the SEC a Registration Statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.
            ------------------

     . STOCK MARKET. The common stock is traded on the Nasdaq National Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     . INFORMATION INCORPORATED BY REFERENCE. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering has been completed:

     - Our Annual Report on Form 10-K for the fiscal year ended June 30, 2001 filed on September 17, 2001.

     - Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001 filed on November 8, 2001.

     - Our Current Report on Form 8-K filed on October 23, 2001.

     - Our Current Report on Form 8-K filed on August 6, 2001.

     - Our Current Report on Form 8-K filed on August 2, 2001.

     - The description of our common stock contained in our Registration Statement on Form 8-A filed on January 26, 2000 pursuant to Section 12(g) of the Exchange Act, and any further amendment or report filed hereafter for the purpose of updating such description.

     - The description of our Preferred Stock Rights Agreement contained in our Registration Statement on Form 8-A filed on August 24, 2001 pursuant to
       Section 12(g) of the Exchange Act, and any further amendment or report filed hereafter for the purpose of updating such description.

     You may request free copies of these filings by writing or telephoning us at the following address:

                               Avanex Corporation
                            40919 Encyclopedia Circle
                                Fremont, CA 94538
                          Attention: Investor Relations
                            Telephone: (510) 897-4188

                                   THE COMPANY

     We are a leading global provider of cost-effective, high-performance photonic processing solutions that enable optical communications networks to achieve next-generation performance. We sell our products to communication service providers and optical system manufacturers. Our photonic processing technologies are designed to increase the performance of these optical transmission systems. Fundamentally, photonic processing technologies increase the speed and capacity of fiber optic networks. More specifically, they directly increase the number of wavelengths of light that can travel on optical networks, and they extend the distance an optical signal can travel without electrical regeneration, which adds expense and complexity to network transmission systems. Unlike optical system components, our photonic processing solutions perform optical signal processing and influence systems architecture. Our photonic processor solutions are micro-optics based devices, modules or sub-systems with built-in optical processing algorithms.

     We were founded in October 1997, and began making volume shipments of our products during the quarter ended September 30, 1999. We were incorporated in October 1997 as a California corporation, and in January 2000, were reincorporated as a Delaware corporation. Our executive offices are located at 40919 Encyclopedia Circle, Fremont, California, 94538, and our telephone number is (510) 897-4188. In addition to our facilities in Fremont, we also maintain a dedicated facility, The Photonics Center(TM), in Richardson, Texas for customer-oriented optical network design, network modeling, network testing, and application engineering. Additionally, we maintain in Hudson, Massachusetts, the Hudson Development Center which specializes in the design and production of holographic diffraction gratings and related technology for use in our product offerings.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the document incorporated into this prospectus by reference contain certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. Statements that are not based on historical facts, which can be identified by the use of such words as "likely," "will," "suggests," "target," "may," "would," "could," "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict," and similar expressions and their variants, are forward-looking. Such statements reflect the judgment of the Company as of the date of this prospectus and they involve many risks and uncertainties, such as those described below and those contained in "Risk Factors." These factors could cause actual results to differ materially from those predicted in any forward-looking statements and they include any accounting adjustments made during the close of any of the Company's quarters, general economic conditions, the pace of spending and the timing of economic recovery in the telecommunications industry (particularly the optical networks industry), the Company's inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance, higher than anticipated expenses the Company may incur, or the inability to identify expenses which can be eliminated. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. The Company undertakes no obligation to update forward looking statements.

                                  RISK FACTORS

     Investors should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and investors may lose all or part of their investment. In assessing these risks, investors should also refer to the other information contained or incorporated by reference herein, including our consolidated financial statements and related notes.

UNLESS WE GENERATE SIGNIFICANT REVENUE GROWTH, OUR EXPENSES AND NEGATIVE CASH FLOW WILL SIGNIFICANTLY HARM OUR FINANCIAL POSITION.

     We have never been profitable. As of September 30, 2001, we had an accumulated deficit of $230 million. We may continue to incur operating losses for the foreseeable future, and these losses may be substantial. Further, for the quarter ended September 30, 2001, we had negative operating cash flow and for future quarters, we may continue to incur negative operating cash flow.

     We have experienced operating losses in each quarterly and annual period since inception. The following table shows our operating losses for the periods indicated:

     Period                                                       Operating Loss
     ---------------------------------------------------------------------------
     Three months ended September 30, 2001 ...................... $ (22,575,000)
     Fiscal year ended June 30, 2001 ............................  (134,784,000)
     Fiscal year ended June 30, 2000 ............................   (44,356,000)
     Fiscal year ended June 30, 1999 ............................    (9,250,000)
     From October 24, 1997 (inception) to June 30, 1998 .........    (1,133,000)

     Due to insufficient cash generated from operations, we have funded our operations primarily through the sale of equity securities, bank borrowings and equipment lease financings. Although we began implementation of a cost containment program in the quarter ended June 30, 2001, we still have a large amount of fixed expenses, and we expect to continue to incur significant manufacturing, sales and marketing, product development and administrative expenses. As a result, we will need to generate higher revenues while containing costs and operating expenses if we are to achieve profitability. Our net revenues decreased from $18.2 million in the quarter ended June 30, 2001, to $7.2 million in the quarter ended September 30, 2001. This decrease in revenue demonstrates that we cannot be certain that our revenues will grow or that we will ever maintain sufficient revenue levels to achieve profitability. We will need to generate significant revenue growth to achieve profitability and positive operating cash flow.

OUR REVENUES AND OPERATING RESULTS ARE VOLATILE, AND AN UNANTICIPATED DECLINE IN REVENUE MAY DISPROPORTIONATELY AFFECT OUR NET INCOME OR LOSS IN A QUARTER.

     Our revenues and operating results have fluctuated significantly from quarter-to-quarter in the past and may fluctuate significantly in the future as a result of several factors, some of which are outside of our control. These factors include, without limitation, the following:

  . Fluctuations in demand for and sales of our products, which will depend on, among other things, the speed and magnitude of the transition to an all-optical network, the acceptance of our products in the marketplace and the general level of equipment spending in the telecommunications industry;

 .    Cancellations of orders and shipment rescheduling;

 .    Changes in customers' requirements in general as well as those specific to product specifications;

 .    Satisfaction of contractual customer acceptance criteria and related revenue recognition issues;

 .    Our ability to provide appropriate manufacturing capacity commensurate with the volatile demand levels for our products;

 .    Our ability to manage outsourced manufacturing, in which we have no previous experience;

 .    The ability of our outsourced manufacturers to timely produce and deliver subcomponents, and possibly complete products, in the quantity and of the quality we require;

 .    The mix of our products sold;

 .    The practice of companies in the communications industry to sporadically place large orders with short lead times;

 .    Competitive factors, including introductions of new products and product enhancements by potential competitors, entry of new competitors into the photonic processor market, including Agere, Lucent Technologies, Nortel Networks, Fujitsu, Oplink Communications, Inc., Chorum Technologies, Wavesplitter and New Focus, Inc., and pricing pressures;

 .    Our ability to effectively develop, introduce, manufacture and ship new and enhanced products in a timely manner without defects;

 .    Our ability to control expenses, particularly in light of our limited operating history;

 .    Availability of components for our products and equipment and increases in the price of these components and equipment;

 .    Our ability to meet customer product specifications and qualifications;

 .    Volatility of customer demand. Demand is unpredictable as to timing and amount and it may be hard for us to prepare to meet in volume when received;

 .    Difficulties in collecting accounts receivable;

 .    Our ability to continue to attract and retain qualified, competent and experienced professional employees;

 .    Our ability to continue production operations in areas that are subject to irregular and increasing power disruptions;

 .    Our ability to introduce effective automation into our production process;

 .    Our ability to obtain the necessary basic services for our facilities, such as electricity, and the timing of any loss of these basic services, which halts our operations; and

 .    Economic conditions in general as well as those specific to the communications and related industries.

     A high percentage of our expenses, including those related to manufacturing, engineering, sales and marketing, research and development and general and administrative functions, are essentially fixed in the short term. As a result, if we experience delays in generating and recognizing revenue, our quarterly operating results are likely to be seriously harmed. For example, our loss in the second half of fiscal 2001 is partially attributable to the high level of fixed expenses in manufacturing and research and development. New product introductions can result in a mismatching of research and development expenses and sales and marketing expenses that are incurred in one quarter with revenues that are not recognized until a subsequent quarter when the new product is introduced. In addition, there may be significant costs relating to the introduction of new products into volume manufacturing. If growth in our revenues does not outpace the increase in our expenses, our results of operations could be seriously harmed.

     Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results will not be meaningful. You should not rely on our results for one quarter as any indication of our future performance. It is likely that in future quarters our operating results may be below the expectations of public market analysts or investors. If this occurs, the price of our common stock would likely decrease.

MARKET CONDITIONS IN THE TELECOMMUNICATIONS MARKET MAY SIGNIFICANTLY HARM OUR FINANCIAL POSITION.

     We sell our products primarily to a few large customers in the telecommunications market for use in infrastructure projects. Customers in the telecommunications market have recently been reducing their spending for infrastructure projects. The current economic downturn may lead to continued reductions in such infrastructure spending, and our customers may continue to significantly reduce their orders for our products. In addition, because we rely on a high percentage of our sales from only a few customers, any reductions in spending on our products by our current customers, or unwillingness to purchase our products by future customers, could significantly harm our financial position and results of operations. For example, declining orders from WorldCom contributed significantly to our sequential quarterly revenue decline in fiscal 2001 and declining orders from Nortel and Fujitsu have contributed to our quarterly revenue decline from the March 31, 2001 quarter through the September 30, 2001 quarter. Reduced infrastructure spending could also lead to increased price competition. If our customers and potential customers continue to reduce their infrastructure spending, we may fall short of our revenue expectations for future quarters or the fiscal year.

WE HAVE A LIMITED OPERATING HISTORY, WHICH MAKES IT DIFFICULT TO EVALUATE OUR PROSPECTS.

     We are an early-stage company in the emerging photonic processor market. We were first incorporated on October 24, 1997. Because of our limited operating history, we have limited insight into trends that may emerge in our market and affect our business. The revenue and income potential of the photonic processor market, and our business in particular, are unproven. We began shipping our PowerFilter products to customers for evaluation in April 1999 and our PowerMux products for evaluation in the quarter ended December 31, 1999. Volume shipments of PowerFilter did not commence until the quarter ended September 30, 1999 while volume shipments of PowerMux did not commence until the quarter ended June 30, 2000. In addition, we only began shipping our PowerExpress product for beta testing purposes in the quarter ended December 31, 2000, and commenced commercial shipments in the quarter ended June 30, 2001. As a result of our limited operating history, we have limited financial data that you can use to evaluate our business. You must consider our prospects in light of the risks, expenses and challenges we might encounter because we are at an early stage of development in a new and rapidly evolving market.

OUR CUSTOMERS ARE NOT OBLIGATED TO BUY SIGNIFICANT AMOUNTS OF OUR PRODUCTS AND MAY CANCEL OR DEFER PURCHASES ON SHORT NOTICE.

     Our customers typically purchase our products under individual purchase orders and may cancel or defer purchases on short notice without significant penalty. While we have executed a long-term contract with one of our customers and may enter into additional long-term contracts with other customers in the future, these contracts do not obligate the customers to buy significant amounts of our products, and are subject to cancellation or a slow down on delivery with little or no advance notice and little or no penalty. We also may enter into long-term contracts that do not guarantee orders, and may impose harsher terms and conditions on sales than previously received from that customer in purchase orders. Further, certain of our customers have a tendency to purchase our products near the end of our fiscal quarter. A cancellation or delay of such an order may therefore cause us to fail to achieve that quarter's financial and operating goals. Accordingly, sales in a particular period are difficult to predict. Decreases in purchases, cancellations of purchase orders or deferrals of purchases may have a material adverse effect on us, particularly if we do not anticipate them.

OUR INABILITY TO INTRODUCE NEW PRODUCTS AND PRODUCT ENHANCEMENTS COULD PREVENT US FROM INCREASING REVENUE.

     We currently offer five products, PowerFilter, PowerMux, PowerExchanger, PowerExpress, and PowerShaper. The decline in demand for our PowerFilter and PowerMux products have resulted in the significant decrease in revenues during our 2001 fiscal year. We believe that our future growth and a significant portion of our future revenue will depend on the broad commercial success of our future products. If our target customers do not widely adopt, purchase and successfully deploy our products, our revenues will not grow significantly and may decline, and our business will be seriously harmed. The successful operation of our business depends on our ability to anticipate market needs and to develop and introduce new products and product enhancements that respond to technological changes or evolving industry standards on a timely and cost-effective basis. Our products are complex, and new products may take longer to develop than originally anticipated. These products may contain defects or have unacceptable manufacturing yields when first introduced or as new versions are released. If we do not introduce new products in a timely manner, we will not obtain incremental revenues from these products or be able to replace more mature products with declining revenues or gross margins. Customers that have designed our new products into their system could instead purchase products from our competitors, resulting in lost revenue over a longer term. We could also incur unanticipated costs in attempting to complete delayed new products or to fix defective products. We cannot be certain that we will successfully develop and market these types of products and product enhancements. In addition, our products could quickly become obsolete as new technologies are introduced and incorporated into new and improved products. For example, our PowerMux product, which incorporates our PowerFilter product and additional functionality, has replaced our PowerFilter product in most applications. We must continue to develop state-of-the-art products and introduce them into the commercial market quickly in order to be successful. Although we introduced our PowerShaper product during the quarter ended March 31, 2000, it is still in the beta testing stage. Our experience with PowerShaper demonstrates the substantial amount of time it may take for the qualification and commercial deployment of a product. Our failure to produce technologically competitive products in a cost-effective manner and on a timely basis will seriously harm our business, financial condition and results of operations. In particular, any failure of PowerMux, PowerShaper, PowerExpress, PowerExchanger or our other future products to achieve market acceptance could significantly harm our business.

IF WE FAIL TO PREDICT OUR MANUFACTURING REQUIREMENTS ACCURATELY, WE COULD INCUR ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS, WHICH COULD CAUSE US TO LOSE ORDERS OR CUSTOMERS AND RESULT IN LOWER REVENUES.

     We currently use a rolling 6-month forecast based primarily on our anticipated product orders and our limited product order history to determine our requirements for components and materials. We provide these forecasts to our outsourced manufacturers, and we use them internally as well. It is very important that we accurately predict both the demand for our products and the lead time required to obtain the necessary components and raw materials. Lead times for materials and components that we order vary significantly and depend on factors such as the specific supplier, the size of the order, contract terms and demand for each component at a given time. If we underestimate our requirements, we, and our third-party outsourced manufacturers may have inadequate manufacturing capacity or inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. If we overestimate our requirements, we could have excess inventory of parts as well as over-capitalized manufacturing facilities. For example, the inventory provision booked in the year ended June 30, 2001 and in the quarter ended September 30, 2001 is a result of our inability to forecast the sudden decrease in demand for our products. Cumulatively, we have booked a $37.6 million inventory provision, including non-cancelable purchase order commitments. This provision is for inventory that is unique and we do not expect to use based on our 6-month sales forecast. We also may experience shortages of components from time to time, which could delay the manufacturing of our products and could cause us to lose orders or customers.

WE WILL NOT ATTRACT ORDERS AND CUSTOMERS OR WE MAY LOSE CURRENT ORDERS AND CUSTOMERS AND WILL NOT BE SUCCESSFUL IN OUR INDUSTRY IF WE ARE UNABLE TO COMMIT TO DELIVER SUFFICIENT QUANTITIES OF OUR PRODUCTS TO SATISFY MAJOR CUSTOMERS' NEEDS.

     Communications service providers and optical systems manufacturers typically require that suppliers commit to provide specified quantities of products over a given period of time. If we are unable to commit to deliver sufficient quantities of our products to satisfy a customer's anticipated needs, we will lose the order and the opportunity for significant sales to that customer for a lengthy period of time. We will be unable to pursue many large orders if we do not have sufficient manufacturing capacity to enable us to commit to provide customers with specified quantities of products.

OUR DEPENDENCE ON INDEPENDENT MANUFACTURERS MAY RESULT IN PRODUCT DELIVERY DELAYS AND MAY HAVE AN ADVERSE AFFECT ON OUR OPERATIONS.

     We rely on a small number of outsourced manufacturers to manufacture our subcomponents. We intend to deepen our relationship with outsourced manufacturers so that they will eventually manufacture all of our commercial volume products. The qualification of these manufacturers is an expensive and time-consuming process, and these outsourced manufacturers build optical components for other companies, including our competitors. In addition, we do not have contracts in place with many of these manufacturers. We have very limited experience in working with third party manufacturers and we may not be able to effectively manage our relationships with our manufacturers. We cannot be certain that they will be able to fill our orders in a timely manner. If we cannot effectively manage these manufacturers or they fail to deliver components in a timely manner, we could experience significant delays in shipping our product. Product delays may have an adverse effect on our business and results of operations.

     Our outsourced manufacturers have a limited history of manufacturing optical subcomponents and have no history of manufacturing our products on a turn-key basis. Any interruption in the operations of these outsourced manufacturers could harm our ability to meet our scheduled product deliveries to our customers, which could cause the loss of existing or potential customers. In addition, the products and subcomponents that these outsourced manufacturers build for us may be insufficient in quality or in quantity to meet our needs. The inability of our outsourced manufacturers to provide us with adequate supplies of high-quality products and subcomponents in the future could cause a delay in our ability to fulfill customer orders while we obtain a replacement manufacturer and could seriously harm our business.

     To successfully meet our overall production goals, we will also have to coordinate effectively our operations in California with those of our outsourced manufacturers in China. We have very limited experience in coordinating and managing production operations that are located on different continents or in the transfer of manufacturing operations from one facility to another. The geographic distance between our headquarters in California and outsourced manufacturers' manufacturing facilities in China will make it difficult for us to manage the relationship and oversee operations there to assure product quality and timely delivery. Our failure to successfully coordinate and manage multiple sites or to transfer our manufacturing operations could seriously harm our overall production.

     Because our outsourced manufacturers' manufacturing facilities are located in China, these outsourced manufacturers will be subject to the risk of political instability in China and the possible imposition of restrictive trade regulations and tariffs. We will also be exposed to risks of foreign currency exchange rate fluctuations and lack of adequate protection of intellectual property under Chinese law.

     In addition, our outsourced manufacturers may begin to integrate these subcomponents to produce turn-key products for us, which will add to the complexity and difficulty of obtaining sufficient quantities of these products at acceptable quality from these outsourced manufacturers. Any failure of these outsourced manufacturers to timely produce turn-key products for us in the quantities and quality needed will seriously harm our business.

IF WE FAIL TO EFFECTIVELY MANAGE OUR FINANCIAL AND MANAGERIAL CONTROLS, REPORTING SYSTEMS AND PROCEDURES, OUR BUSINESS MAY BE HARMED.

     Our revenues have changed from $4.4 million in the quarter ended September 30, 1999 to $34.8 million in the quarter ended September 30, 2000, to $7.2 million in the quarter ended September 30, 2001. We had 740 employees as of June 30, 2000, and June 30, 2001. However, in April and July 2001, we had reductions-in-force which reduced our employees by approximately 654 people, including temporary employees. As of November 1, 2001, we had 431 employees. We currently operate facilities in Fremont, California and in Richardson, Texas. We also have a sales office with a regional sales manager in Newtown, Pennsylvania and a sales manager who services our customers in Canada. In addition, in July 2000, we acquired substantially all of the assets and certain liabilities of Holographix Inc., a Delaware corporation located in Hudson, Massachusetts. As of November 1, 2001, this unit had six full-time and two part-time employees. In November 2001, we acquired LambdaFlex, Inc., a Delaware corporation located in Pleasanton, California. As of November 1, 2001, this subsidiary had 8 employees. The rapidly changing number of employees and volatile quarterly revenue, combined with the challenges of managing geographically-dispersed operations, has placed, and will continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures, and will need to continue to manage our work force worldwide. However, we may not be able to install adequate control systems in an efficient and timely manner, and our current or planned operational systems, procedures and controls may not be adequate to support our future operations. Delays in the implementation of new systems or operational disruptions when we transition to new systems would impair our ability to accurately forecast sales demand, manage our product inventory and record and report financial and management information on a timely and accurate basis.

IF WE DO NOT REDUCE COSTS, INTRODUCE NEW PRODUCTS OR INCREASE SALES VOLUME, OUR GROSS MARGIN WILL DECLINE.

     Over our short operating history, the average selling prices of our products has decreased over time and we expect this trend to continue and potentially accelerate. Future price decreases may be due to a number of factors, including competitive pricing pressures, rapid technological change and sales discounts. Therefore, to maintain or increase our gross margin, we must develop and introduce new products and product enhancements on a timely basis. We must also continually reduce our costs of production. As our average selling prices decline, we must increase our unit sales volume to maintain or increase our revenue. To the extent our average selling prices decline more rapidly than our costs of production, our gross margin will decline, which could seriously harm our business, financial condition and results of operations.

OUR PRODUCTS MAY HAVE DEFECTS THAT ARE NOT DETECTED UNTIL FULL DEPLOYMENT OF A CUSTOMER'S SYSTEM, WHICH COULD RESULT IN A LOSS OF CUSTOMERS, DAMAGE TO OUR REPUTATION AND SUBSTANTIAL COSTS.

     Our products are designed to be deployed in large and complex optical networks and must be compatible with other components of the system, both current and future. In addition, our products may not operate as expected or guaranteed over long periods of time. Our products can only be fully tested for reliability when deployed in networks for long periods of time. Our customers may discover errors, defects or incompatibilities in our products after they have been fully deployed and operated under peak stress conditions. They may also have errors, defects or incompatibilities that we find only after a system upgrade is installed. If we are unable to fix errors or other problems, we could experience:

  .  Loss of customers or customer orders;
  .  Loss of or delay in revenues;
  .  Loss of market share;
  .  Loss or damage to our brand and reputation;
  . Inability to attract new customers or achieve market acceptance; . Diversion of development resources;
  .  Increased service and warranty costs;
  .  Legal actions by our customers; and
  .  Increased insurance costs.

     In some of our contracts and agreements, we have agreed to indemnify our customers against certain liabilities arising from defects in our products. While we carry insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted. To date, product defects have not had a material negative affect on our results of operations. However, we cannot be certain that product defects will not have a material negative affect on our results of operations in the future. A material product liability claim may have significant consequences on our ability to compete effectively and generate positive cash flow and may seriously harm our business, financial condition and results of operations.

IF WE DO NOT ACHIEVE ACCEPTABLE MANUFACTURING YIELDS IN A COST-EFFECTIVE MANNER OR ACHIEVE SUFFICIENT PRODUCT RELIABILITY, THIS COULD DELAY PRODUCT SHIPMENTS TO OUR CUSTOMERS OR REQUIRE US TO DEVELOP NEW MANUFACTURING PROCESSES, WHICH WOULD IMPAIR OUR OPERATING RESULTS.

     Manufacturing our products involves complex, labor intensive and precise processes. Changes in our manufacturing processes or those of our suppliers, or the inadvertent use of defective materials by our suppliers or us, could significantly reduce our manufacturing yields and product reliability. Because the majority of our manufacturing costs are relatively fixed, manufacturing yields are critical to our results of operations. Lower than expected production yields could delay product shipments and impair our gross margins. We may not obtain acceptable yields in the future.

     In some cases, existing manufacturing techniques, which involve substantial manual labor, may not allow us to cost- effectively meet our production goals so that we maintain acceptable gross margins while meeting the cost targets of our customers. We will need to develop new manufacturing processes and techniques that will involve higher levels of automation to increase our gross margins and achieve the targeted cost levels of our customers. We may not achieve manufacturing cost levels that will fully satisfy customer demands.

     Because we plan to introduce new products and product enhancements regularly, we must effectively transfer production information from our product development department and our pilot production line to our manufacturing group or contract manufacturers and coordinate our efforts with those of our suppliers to rapidly achieve volume production. If we fail to effectively manage this process or if we experience delays, disruptions or quality control problems in our manufacturing operations, our shipments of products to our customers could be delayed.

WE DEPEND ON KEY PERSONNEL TO MANAGE OUR BUSINESS EFFECTIVELY IN A RAPIDLY CHANGING MARKET, AND IF WE ARE UNABLE TO HIRE AND RETAIN QUALIFIED PERSONNEL, OUR ABILITY TO SELL OUR PRODUCTS COULD BE HARMED.

     Our future success depends, in large part, on our ability to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers, sales personnel and marketing personnel, may seriously harm our business, financial condition and results of operations. In particular, our future success depends upon the continued services of our executive officers, particularly Paul Engle, our President and Chief Executive Officer, and Xiaofan (Simon) Cao, our Chief Technology Officer and Senior Vice President of Business Development, and other key engineering, sales, marketing, manufacturing and support personnel. None of our officers or key employees is bound by an employment agreement for any specific term and these personnel may terminate their employment at any time. In addition, we do not have "key person" life insurance policies covering any of our employees.

     Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future. Competition for highly skilled personnel is intense, especially in the San Francisco Bay Area. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs. The current challenging environment will place a significant demand on our management and operational resources. Many of the members of our management team have only been with us for a relatively short period of time. For example, our Chief Executive Officer joined us in September 2000, and six out of our ten current executive officers have joined us since September 1999. Failure of the new management team to work effectively together could seriously harm our business.

WE FACE RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS THAT COULD PREVENT US FROM SUCCESSFULLY MANUFACTURING, MARKETING AND DISTRIBUTING OUR PRODUCTS INTERNATIONALLY.

     We intend to expand our international operations in the future, including developing several contract manufacturers to produce a significant portion of our products overseas. Further, we intend to increase our international sales and the number of our international customers. This expansion will require significant management attention and financial resources to develop successfully direct and indirect international sales and support channels and manufacturing. We may not be able to establish or maintain international market demand for our products. We currently have little or no experience in manufacturing, marketing and distributing our products internationally.

     In addition, international operations are subject to inherent risks, including without limitation the following:

     . Greater difficulty in accounts receivable collection and longer collection periods;

     . Difficulties and costs of staffing and managing foreign operations with personnel who have expertise in optical network technology;

     . Unexpected changes in regulatory or certification requirements for optical systems or networks;

     . Reduced protection for intellectual property rights in some countries, including China, where some of our subcomponents and products will be manufactured; and

     .    Political and economic instability.

     While we expect our international revenues and expenses to be denominated predominantly in U.S. dollars, a portion of our international revenues and expenses may be denominated in foreign currencies in the future. Accordingly, we could experience the risks of fluctuating currencies and could choose to engage in currency hedging activities. We do not currently engage in currency hedging activities to limit the risks of exchange rate fluctuations. Therefore, fluctuations in the value of foreign currencies could have a negative impact on the profitability of our global operations, which would seriously harm our business, financial condition and results of operations.

BECAUSE WE DEPEND ON SINGLE OR LIMITED SOURCES OF SUPPLY WITH LONG LEAD TIMES FOR SOME OF THE KEY COMPONENTS IN OUR PRODUCTS AND SOME OF OUR EQUIPMENT, WE COULD ENCOUNTER DIFFICULTIES IN MEETING SCHEDULED PRODUCT DELIVERIES TO OUR CUSTOMERS, WHICH COULD CAUSE CUSTOMERS TO CANCEL ORDERS.

     We purchase several key components used in our products and equipment from single or limited sources of supply, including Nippon Sheet Glass, Mitsubishi Corporation, Wave Precision, Inc., REO, Inc., VLOC, Inc., Ericsson Corporation, Browave Corporation, Foxconn Optical Technology and Agilent Technologies. These key components include filters, lenses, specialty glass and test and measurement equipment. We have no guaranteed supply arrangements with any of these suppliers, and we typically purchase our components and equipment through purchase orders. We have experienced shortages and delays in obtaining components and equipment in the past, which adversely impacted delivery of our products, and we may fail to obtain these supplies in a timely manner in the future. Any interruption or delay in the supply of any of these components or equipment, or the inability to obtain these components or equipment from alternate sources at acceptable prices, at acceptable quality and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders. Lead times for components and equipment vary significantly and depend on numerous factors at any given time, including the specific supplier, specifications for the component or item of equipment, the size of the order, contract terms and market demand for a component or item of equipment. For substantial increases in production levels, suppliers may need longer-than-normal lead times and some may need at least nine months.

     Furthermore, financial or other difficulties faced by these suppliers, or significant changes in demand for these components and equipment, could limit the availability of these components and equipment. In addition, a third party could acquire control of one or more of our suppliers and cut off our access to raw materials, components or equipment. For example, in 2000, JDS Uniphase acquired Casix, Inc., which was then one of our critical suppliers of specialty glass. Obtaining components and equipment from alternate suppliers is difficult because we must qualify each new supplier, and this process is time-consuming and expensive.

     Because lead times for materials, components and equipment used in the assembly of our products are long and vary significantly, we may have excess or inadequate inventory of some materials, components and equipment if orders do not match forecasts. For example, in the year ended June 30, 2001 and in the quarter ended September 30, 2001, we have cumulatively booked a $37.6 million inventory provision, including non-cancelable purchase order commitments. Furthermore, if we change suppliers, our customers may require that our products be re-qualified by them, which is time consuming and expensive.

     We must obtain supplies and materials that are of sufficient quantity and quality in order for us to manufacture our products in acceptable quantities and with acceptable yields. Our inability to obtain supplies and materials in sufficient quality or quantity will seriously harm the yield and production of our products and could seriously harm our business.

OUR FACILITIES ARE VULNERABLE TO DAMAGE FROM EARTHQUAKES AND OTHER NATURAL DISASTERS.

     Our assembly facilities are located on or near known earthquake fault zones and are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures and similar events. If such a disaster occurs, our ability to assemble, test and ship our products would be seriously, if not completely, impaired, which would seriously harm our business, financial condition and results of operations. We cannot be certain that the insurance we maintain against fires, floods and general business interruptions will be adequate to cover our losses in any particular case.

OUR FACILITIES ARE VULNERABLE TO POWER OUTAGES.

     Our assembly facilities are located in the state of California, which presently is experiencing a severe shortage of electrical power. We have experienced several power outages in the recent past, and we may experience additional power outages in the future. These power outages have halted our production operations. If such future power outages occur, our ability to assemble, test and ship our products would be seriously impaired, which could seriously harm our business, financial condition and results of operations, particularly if these power outages occur in the last month of our fiscal quarter. We cannot be sure that the insurance we maintain against general business interruptions will be adequate to cover our losses in this particular case, if at all.

WE COULD INCUR COSTS AND EXPERIENCE DISRUPTIONS COMPLYING WITH ENVIRONMENTAL REGULATIONS AND OTHER REGULATIONS.

     We handle small amounts of hazardous materials as part of our manufacturing activities, especially at our Holographix Inc. subsidiary in Hudson, Massachusetts. Although we believe that we have complied to date with all applicable environmental regulations in connection with our operations, we may be required to incur environmental remediation costs to comply with current or future environmental laws.

     We introduced our PowerExpress product, which is currently in commercial deployment, during the quarter ended March 31, 2001. Our PowerExpress product is the first product offered by us that incorporates firmware and electronic components. In the future, we plan to introduce more products, which will incorporate firmware and electronic components. The additional level of complexity created by combining firmware and electronic components with our optical components require that we comply with additional regulations, both domestically and abroad, including without limitation, environmental compliance, power consumption, electrical emission regulations and other regulations known as homologation. Any failure to successfully obtain the necessary permits or comply with the necessary regulations in a timely manner or at all could seriously harm our sales of these products and our business.

WE MAY EXPERIENCE INCREASED COMPETITION FROM COMPANIES IN THE PHOTONIC PROCESSOR MARKET AND IN THE OPTICAL SYSTEMS AND COMPONENT INDUSTRY, WHICH COULD CAUSE REDUCED SALES LEVELS AND RESULT IN PRICE REDUCTIONS, REDUCED GROSS MARGINS OR LOSS OF MARKET SHARE.

     The markets we are targeting are new and rapidly evolving, and we expect these markets to become highly competitive in the future. We anticipate that other companies will expand into our market in the future, and introduce competitive products. We also face indirect competition from public and private companies providing products that address the same optical network problems that our products address. The development of alternative solutions to optical transmission problems by competitors, particularly systems companies who also manufacture components, could significantly limit our growth.

WE EXPECT COMPETITION TO INCREASE.

     Some companies in the optical systems and component industry may compete with us in the future, including Lucent Technologies, Nortel Networks, Alcatel, Fujitsu, Agere, Corning, JDS Uniphase, Oplink Communications, New Focus, Inc., Wavesplitter and Chorum Technologies, and some compete with us now using different technologies. Some of these are large public companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, some of these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, our competitors that have larger market capitalizations or cash reserves are much better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Any of these acquisitions could give our competitors a strategic advantage. Many of our competitors and potential competitors have significantly more established sales and customer support organizations than we do. In addition, many of our competitors have much greater name recognition and have more extensive customer bases, better developed distribution channels and broader product offerings than our company. These companies can use their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. We expect to encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors. As a result, these potential customers may not consider purchasing our products.

     Some existing customers and potential future customers are also our competitors. These customers may develop or acquire additional competitive products or technologies in the future, which may cause them to reduce or cease their purchases from us. In addition, customers who are also competitors may unfairly disparage our products in order to gain a competitive advantage. Further, these customers may reduce or discontinue purchasing our products if they perceive us as a serious competitive threat in those or other products with their customers, especially as we develop, manufacture and sell products, which incorporate higher levels of sophistication such as our PowerExpress product.

     As a result of these factors, we expect that competitive pressures will intensify and may result in price reductions, reduced margins and loss of market share.

AS OUR COMPETITORS CONSOLIDATE, THEY MAY OFFER PRODUCTS OR PRICING WHICH WE CANNOT MEET, WHICH COULD CAUSE OUR REVENUES TO DECLINE.

     Consolidation in the fiber optic component industry could intensify the competitive pressures that we face. For example, three of our competitors, JDS Fitel, Uniphase and E-Tek Dynamics, Inc. merged over the past several years. This merged company has announced its intention to offer more integrated products that could make our products less competitive, and it has since acquired SDL, Inc. Our customers may prefer to purchase products from certain of our competitors who offer broader product lines, which would negatively affect our sales and operating results.

WE RELY ON A LIMITED NUMBER OF CUSTOMERS, AND ANY DECREASE IN REVENUES FROM, OR LOSS OF, ONE OR MORE OF THESE CUSTOMERS WITHOUT A CORRESPONDING INCREASE IN REVENUES FROM OTHER CUSTOMERS WOULD HARM OUR OPERATING RESULTS.

     Our customer base is limited and highly concentrated. Three customers accounted for an aggregate of 83% of our net revenue in the quarter ended September 30, 2001. We expect that the majority of our revenues will continue to depend on sales of our products to a small number of customers.

     If current customers do not continue to place significant orders, or cancel or delay current orders, we may not be able to replace these orders. In addition, any downturn in the business of existing customers could result in significantly decreased sales to these customers, which could seriously harm our revenues and results of operations.

     Sales to any single customer may vary significantly from quarter to quarter. Customers in the communications industry tend to order large quantities of products on an irregular basis. They base these orders on a decision to deploy their system in a particular geographic area and may not order additional products until they make their next major deployment decision. This means that customers who account for a significant portion of our net revenue in one quarter may not place any orders in the succeeding quarter. These ordering patterns can result in significant quarterly fluctuations in our operating results.

IF OUR CUSTOMERS DO NOT QUALIFY OUR MANUFACTURING LINES FOR VOLUME SHIPMENTS, OUR PRODUCTS MAY BE DROPPED FROM SUPPLY PROGRAMS AND OUR OPERATING RESULTS COULD SUFFER.

     Customers generally will not purchase any of our products, other than limited numbers of evaluation units, before they qualify our products, approve our manufacturing process and approve our quality system. Our existing manufacturing line, as well as each new manufacturing line, must pass through various levels of approval with our customers. Customers may require that we be registered and maintain registration under international quality standards, such as ISO 9001. We successfully passed the ISO 9001 registration audit and received formal registration of our Quality System in August 2000 and passed the review in August 2001. Our products may also have to be qualified to specific customer requirements. This customer approval process determines whether we can consistently achieve the customers' quality, performance and reliability standards. In order for outsourced manufacturers to manufacture products or discrete components for us in the future, their manufacturing process and Quality System may also need to be qualified by our customers. Delays in product qualification or losing ISO 9001 registration by us, our suppliers or our outsourced manufacturers may cause a product to be dropped from a long-term supply program and result in significant lost revenue opportunity over the term of that program.

OUR LENGTHY AND VARIABLE QUALIFICATION AND SALES CYCLE MAKES IT DIFFICULT TO PREDICT THE TIMING OF A SALE OR WHETHER A SALE WILL BE MADE, WHICH MAY CAUSE US TO HAVE EXCESS MANUFACTURING CAPACITY OR INVENTORY AND NEGATIVELY IMPACT OUR OPERATING RESULTS.

     Customers typically expend significant efforts in evaluating and qualifying our products and manufacturing processes. This evaluation and qualification process frequently results in a lengthy sales cycle, typically ranging from three to nine months and sometimes longer. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing and research and development expenses, expend significant management efforts, increase manufacturing capacity and order long-lead-time supplies prior to receiving an order. Even after this evaluation process, it is possible that a potential customer will not purchase our products for deployment. In addition, product purchases are frequently subject to unplanned processing and other delays, particularly with respect to larger customers for which our products represent a very small percentage of their overall purchase activity.

     If we increase capacity and order supplies in anticipation of an order that does not materialize, our gross margins will decline and we will have to carry or write off excess inventory. Even if we receive an order, the additional manufacturing capacity that we add to service the customer's requirements may be underutilized in a subsequent quarter, especially if an order is delayed or cancelled. Either situation could cause our results of operations to be below the expectations of investors and public market analysts, which could, in turn, cause the price of our common stock to decline. Our long sales cycles, as well as the practice of companies in the communications industry to sporadically place large orders with short lead times, may cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter.

     In addition, we cannot be certain that the sales cycle for our products will not lengthen in the future. In addition, the emerging and evolving nature of the photonic processor market may cause prospective customers to delay their purchase decisions as they evaluate new technologies and develop and implement new systems. As the average order size for our products grows, the process for approving purchases is likely to become more complex, leading to potential delays in receipt of these orders. As a result, our long and unpredictable sales cycle contributes to the uncertainty of our future operating results.

WE WILL LOSE SIGNIFICANT CUSTOMER SALES AND OPPORTUNITIES AND MAY NOT BE SUCCESSFUL IF OUR CUSTOMERS DO NOT QUALIFY OUR PRODUCTS TO BE DESIGNED INTO THEIR PRODUCTS AND SYSTEMS.

     In the communications industry, service providers and optical systems manufacturers often undertake extensive qualification processes prior to placing orders for large quantities of products such as ours, because these products must function as part of a larger system or network. Once they decide to use a particular supplier's product or component, these potential customers design the product into their system, which is known as a design-in win. Suppliers whose products or components are not designed in are unlikely to make sales to that company until at least the adoption of a future redesigned system. Even then, many companies may be reluctant to design entirely new products into their new systems, as it could involve significant additional redesign efforts. If we fail to achieve design-in wins with potential customers, we will lose the opportunity for significant sales to that customer for a lengthy period of time.

IF CARRIERS FOR NEW TELECOMMUNICATIONS SYSTEMS DEPLOYMENTS DO NOT SELECT OUR SYSTEMS-LEVEL CUSTOMERS, OUR SHIPMENTS AND REVENUES WILL BE REDUCED.

     Sales of our components depend on sales of fiber optic telecommunications systems by our systems-level customers, which are shipped in quantity when telecommunications service providers, or carriers, add capacity. Systems manufacturers compete for sales in each capacity deployment. If systems manufacturers that use our products in their systems do not win a contract, their demand for our products will decline, reducing our future revenues. Similarly, a carrier's delay in selecting systems manufacturers for a deployment could delay our shipments and revenues.

SALES IN THE FUTURE TO CUSTOMERS BASED OUTSIDE THE UNITED STATES MAY ACCOUNT FOR AN INCREASED PORTION OF OUR REVENUE, WHICH EXPOSES US TO RISKS INHERENT IN INTERNATIONAL OPERATIONS.

     Our increased international operations are subject to a variety of risks associated with conducting business internationally any of which could seriously harm our business, financial condition and results of operations. These risks include without limitation:

     .    Greater difficulty in accounts receivable collections;
     .    Import or export licensing and product certification requirements;
     . Tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;
     .    Potential adverse tax consequences;
     .    Fluctuations in currency exchange rates;
     .    Seasonal reductions in business activity in some parts of the world;
     .    Unexpected changes in regulatory requirements;
     . Burdens of complying with a wide variety of foreign laws, particularly with respect to intellectual property, license requirements, environmental requirements, and homologation;
     .    Difficulties and costs of staffing and managing foreign operations;
     .    Political instability, terrorism and war;
     .    The impact of recessions in economies outside of the United States;
          and
     . Limited ability to enforce agreements, intellectual property and other rights in some foreign countries.

IF WE DO NOT SUBSTANTIALLY EXPAND OUR DIRECT AND INDIRECT SALES OPERATIONS, WE MAY NOT BE ABLE TO INCREASE MARKET AWARENESS AND SALES OF OUR PRODUCTS AND OUR REVENUES WILL SUFFER.

     Our products and services require a long, involved sales effort targeted at several departments within our prospective customers' organizations. Therefore, our sales effort requires the prolonged efforts of executive personnel, specialized system and application engineers and marketing personnel working together with dedicated salespersons in making sales. Because we have a relatively small number of dedicated salespersons and application engineers, our sales could be significantly disrupted if we failed to retain our team. Competition for these individuals is intense, and we might not be able to hire the type and number of sales personnel, system and application engineers and marketing personnel we need.

     In addition, we believe that our future success depends significantly on our ability to establish relationships successfully with a variety of distribution partners, such as original equipment manufacturers, value-added resellers and distributors, both domestically and internationally. To date, we have entered into agreements with two distributors in Japan, and we have entered into agreements with one supplier manufacturer sales representative in Italy and a distributor in Israel. These distributors also sell products that compete with our products. We cannot be certain that we will be able to reach agreement with additional distribution partners or representatives on a timely basis or at all, or that our distribution partners and representatives will devote adequate resources to selling our products. Even if we enter into agreements with additional distribution partners or representatives, they may not result in increased product sales.

     If we are unable to expand our direct and indirect sales operations, we may not be able to increase market awareness or sales of our products, which may prevent us from increasing our revenues.

IF THE INTERNET AND OTHER COMMUNICATION MEDIA DO NOT CONTINUE TO EXPAND AS A WIDESPREAD COMMUNICATION AND COMMERCE MEDIA, DEMAND FOR OUR PRODUCTS MAY DECLINE SIGNIFICANTLY.

     Our future success depends on the continued growth of the Internet as a widely-used medium for commerce and communication and the continuing demand for increased bandwidth over communications networks. If the Internet does not continue to expand as a widespread communication medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for optical transmission products may not develop. As a result, it would be unlikely that our products would achieve commercial success.

IF THE COMMUNICATIONS INDUSTRY DOES NOT ACHIEVE A RAPID AND WIDESPREAD TRANSITION TO OPTICAL NETWORKS, OUR BUSINESS WILL NOT SUCCEED.

     The market for our products is relatively new and evolving. Future demand for our products is uncertain and will depend to a great degree on the speed of the widespread adoption of optical networks. If the transition occurs too slowly or ceases altogether, the market for our products and the growth of our business will be significantly limited.

OUR MARKET IS NEW AND IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGES AND EVOLVING STANDARDS, AND IF WE DO NOT RESPOND IN A TIMELY MANNER, OUR PRODUCTS WILL NOT ACHIEVE MARKET ACCEPTANCE.

     The communications market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. In developing our products, we have made, and will continue to make, assumptions with respect to which standards will be adopted within our industry. If the standards that are actually adopted are different from those that we have chosen to support, our products may not achieve significant market acceptance.

OUR STOCK PRICE IS HIGHLY VOLATILE.

     The trading price of our common stock has fluctuated significantly since our initial public offering in February 2000 and is likely to remain volatile in the future. In addition, the trading price of our common stock could be subject to wide fluctuations in response to many events or factors, including without limitation, the following:

     .    Quarterly variations in our operating results;
     .    Changes in financial estimates by securities analysts;
     . Changes in market valuations or financial results of telecommunications-related companies;
     . Announcements by us or our competitors of technology innovations, new products or of significant acquisitions, strategic partnerships or joint ventures;
     .    Any deviation from projected growth rates in revenues;
     .    Any loss by us of a major customer or a major customer order;
     .    Additions or departures of key management or engineering personnel;
     . Any deviations in our net revenues or in losses from levels expected by securities analysts;
     .    Activities of short sellers and risk arbitrageurs;
     .    Future sales of our common stock; and
     . Volume fluctuations, which are particularly common among highly volatile securities of telecommunications-related companies.

     In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. As long as we continue to depend on a limited customer base, and particularly when a substantial majority of their purchases consist of a limited number of types of our products, there is substantial risk that our quarterly results will vary widely.

     Furthermore, if our stockholders sell substantial amounts of our common stock, including shares issued upon exercise of outstanding options or warrants, in the public market during a short period of time, our stock price may decline significantly.

WE MAY IN THE FUTURE BE THE TARGET OF SECURITIES CLASS ACTION OR OTHER LITIGATION, WHICH COULD BE COSTLY AND TIME CONSUMING TO DEFEND.

     In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be targeted for similar litigation. Our acquisition activity may involve us in disputes from time to time. Litigation that may arise from these disputes may lead to volatility in our stock price or may result in our being the target of securities class action litigation. Securities litigation may result in substantial costs and divert management's attention and resources, which may seriously harm our business, financial condition and results of operations.

     In August 2001, two putative class action lawsuits were filed against us, certain officers and directors, and underwriters in our initial public offering. The lawsuits allege that the underwriters received excessive commissions and manipulated our stock price after the initial public offering. While we do believe we have meritorious defenses and will vigorously defend ourselves against these charges, an unfavorable result to this litigation could be costly to us.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, THIS TECHNOLOGY COULD BE MISAPPROPRIATED, WHICH WOULD MAKE IT DIFFICULT TO COMPETE IN OUR INDUSTRY.

     We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Although as of September 30, 2001, we had 28 U.S. patents issued or allowed and 1 foreign patent issued, we cannot assure you that the remaining 65 U.S. patent applications and 23 foreign patent applications that we have filed as of September 30, 2001 and have not been approved will be approved. In addition, we cannot assure you that any patents that have been issued or may issue will protect our intellectual property or that any patents issued will not be challenged by third parties. Much of our intellectual property has trade secrets implications, which requires much more monitoring and control mechanisms to protect. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. Further, other parties may independently develop similar or competing technology or design around any patents that may be issued to us. We use various methods to attempt to protect our intellectual property rights. However, we cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries, such as China, where the laws may not protect our proprietary rights as fully as in the United States.

OUR PRODUCTS MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES, WHICH MAY RESULT IN LAWSUITS AND PROHIBIT US FROM SELLING OUR PRODUCTS.

     We believe there is a risk that third parties have filed, or will file applications for, or have received or will receive, patents or obtain additional intellectual property rights relating to materials or processes that we use or propose to use. As a result, from time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are important to us. In addition, third parties may assert claims or initiate litigation against us or our manufacturers, suppliers or customers with respect to existing or future products, trademarks or other proprietary rights. Any claims against us or customers that we indemnify against intellectual property claims, with or without merit, may be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to develop non-infringing technology. If a claim is successful, we may be required to obtain a license or royalty agreement under the intellectual property rights of those parties claiming the infringement. If we are unable to obtain the license, we may be unable to market our products. Limitations on our ability to market our products and delays and costs associated with monetary damages and redesigns in compliance with an adverse judgment or settlement could harm our business, financial condition and results of operations.

IF NECESSARY LICENSES OF THIRD-PARTY TECHNOLOGY BECOME UNAVAILABLE TO US OR BECOME VERY EXPENSIVE, WE MAY BECOME UNABLE TO DEVELOP NEW PRODUCTS AND PRODUCT ENHANCEMENTS, WHICH WOULD PREVENT US FROM OPERATING OUR CURRENT BUSINESS.

     From time to time we may be required to license technology from third parties to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could prevent us from operating our business.

     We license technology from Fujitsu Limited that is critical to our PowerShaper product and other products that use their proprietary virtually imaged phased array technology. The license agreement is subject to termination upon the acquisition of more than a 50% interest in us by certain major communications system suppliers. Thus, if we are acquired by any of these specified companies, we will lose this license. The existence of this license termination provision may have an anti-takeover effect in that it would discourage those specified companies from acquiring us.

WE COULD BECOME SUBJECT TO LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS, WHICH COULD DIVERT MANAGEMENT ATTENTION, CAUSE US TO INCUR SIGNIFICANT COSTS AND PREVENT US FROM SELLING OR USING THE CHALLENGED TECHNOLOGY.

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. As a result of the proliferation of the Internet and other networking technologies, there has been, and we expect that there will continue to be, an increasing amount of this litigation in our industry. Many companies in the high-technology industry aggressively use their patent portfolios to bring infringement claims against their competitors. As a result, it is possible that we may be a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property, or we may be subject to litigation to defend our intellectual property against infringement claims of others. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

     . Stop selling, incorporating or using our products that use the challenged intellectual property;
     . Obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or
     .    Redesign the products that use the technology.

     If we are forced to take any of these actions, our business may be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

     We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights in order to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel.

IF WE ARE UNABLE TO RAISE ANY NEEDED ADDITIONAL CAPITAL, WE MAY NOT BE ABLE TO GROW OUR BUSINESS, WHICH COULD LOWER THE VALUE OF YOUR INVESTMENT.

     We may need to raise additional funds, and additional financing may not be available on favorable terms, if at all. We may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies. The development and marketing of new products will require a significant commitment of our resources. In addition, if the market for photonic processors continues to develop at a slower pace than we had anticipated or if we fail to establish significant market share and achieve a significantly increased level of revenue, we may continue to incur significant operating losses and utilize significant amounts of capital. If cash from available sources is insufficient, or if cash is used for acquisitions or other unanticipated uses, we may need to raise additional capital. We cannot be certain that additional debt or equity capital will be available to us at all, or that, if it is available, it will be on terms favorable to us. Any inability to raise additional capital when we require it would seriously harm our business. Any additional issuance of equity or equity-related securities will dilute our existing stockholders' percentage ownership in us. In addition, if our stockholders sell substantial amounts of our common stock, including shares issued upon exercise of outstanding options or warrants, in the public market during a short period of time, our stock price may decline significantly, which would make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

ACQUISITIONS AND INVESTMENTS MAY ADVERSELY AFFECT OUR BUSINESS.

     We regularly review acquisition and investment prospects that would complement our existing product offerings, augment our market coverage, secure supplies of critical materials or enhance our technological capabilities. For example, in July 2000, we acquired substantially all of the assets and certain liabilities of Holographix Inc. and in November 2001, we acquired LambdaFlex, Inc., a developer of technologies for dynamic optical networks. Acquisitions or investments could result in a number of financial consequences, including without limitation:

     .    Potentially dilutive issuances of equity securities;
     .    Large one-time write-offs;
     .    Reduced cash balances and related interest income;
     . Higher fixed expenses which require a higher level of revenues to maintain gross margins;
     .    The incurrence of debt and contingent liabilities; and
     .    Amortization expenses related to goodwill and other intangible assets.

Furthermore, acquisitions involve numerous operational risks, including without limitation:

     . Difficulties in the integration of operations, personnel, technologies, products and the information systems of the acquired companies;
     .    Diversion of management's attention from other business concerns;
     . Diversion of resources from our existing businesses, products or technologies;
     . Risks of entering geographic and business markets in which we have no or limited prior experience; and
     .    Potential loss of key employees of acquired organizations.

CERTAIN PROVISIONS COULD DELAY OR PREVENT A CHANGE OF CONTROL OF US.

     Certain provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions allow us to issue preferred stock with rights senior to those of our common stock and impose various procedural and other requirements that could make it more difficult for our stockholders to effect certain corporate actions.

     In addition, our license agreement with Fujitsu Limited could discourage certain companies from making a bid to acquire us because it terminates if certain major communications systems suppliers acquire us.

INSIDERS HAVE SUBSTANTIAL CONTROL OVER AND COULD DELAY OR PREVENT A CHANGE IN OUR CORPORATE CONTROL, WHICH MAY NEGATIVELY AFFECT YOUR INVESTMENT.

     As of September 30, 2001, our executive officers, directors and entities affiliated with them, in the aggregate, beneficially owned approximately 20% of our outstanding common stock. These stockholders, if acting together, would be able to influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by the selling stockholders. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders who offer and sell their shares. See "selling stockholders" and "Plan of Distribution" described below.

                              Selling Stockholders

     The following table sets forth the number of shares owned by each of the selling stockholders as of November 27, 2001, and the number of shares owned by each of the selling stockholders that may be offered for sale from time to time by this Prospectus. None of the selling stockholders has had a material relationship with us within the past three years other than as described below or as a result of the ownership of the shares or other securities of Avanex. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. We may amend or supplement this Prospectus from time to time to update the disclosure set forth herein.

                                                                                      Number of Shares
                                                        Shares                        Which May Be Sold
                                                     Beneficially                     Pursuant to This
      Name of Selling Stockholder                      Owned(1)       Percentage(1)   Prospectus(2)(3)
-----------------------------------------        -------------------- -------------  ------------------
Denali Capital Ltd. (a BVI company)                        65,605           *                  58,790
Roy P. Douglass                                            13,121           *                  11,758
Alfred P. Hildebrand                                       32,802           *                  29,395
Ming Li(4)                                                866,721         1.3                 776,683
Wenjun Li                                                   9,184           *                   8,230
Zheng-wu Li(5)                                             65,605           *                  58,790
Drew D. Perkins, Trustee Drew D. Perkins
    Trust - 1999 UDT dated December 21,
    1999                                                  164,013           *                 146,975
Song Peng(6)                                              866,721         1.3                 776,683
Caigong Qin                                                75,446           *                  67,609
Edmund S. Ruffin, Jr.                                      64,949           *                  58,202
Donald Scifres                                             65,605           *                  58,790
Jagdeep Singh                                             164,013           *                 146,975
VLG Associates 2000                                         4,362           *                   3,909
VLG Investments LLC                                        65,179           *                  58,408
Zhe Wu                                                      2,624           *                   2,352
Wu Family 1990 Revocable Trust, Under an
    Agreement Dated 9/18/90, William
    Naiwen Wu and Marinda Li Wu Trustees                   65,605           *                  58,790
Yiwei Xia                                                  10,496           *                   9,406
Weihua Xu                                                  72,166           *                  64,670
Jialuo Xuan                                                19,681           *                  17,637
Heng Zhang                                                 52,484           *                  47,032
Hongjun Zuo                                                 3,936           *                   3,528

TOTAL                                                   2,750,318                           2,464,612
                                                        =========                           =========

__________________
* Less than 1% of our outstanding common stock.
(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this Prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. Percentage of beneficial ownership is based on 66,444,027 shares of common stock outstanding as of October 25, 2001.
(2) This registration statement also shall cover any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.
(3) Does not include an aggregate of 285,706 shares of Common Stock beneficially owned by certain selling stockholders that have been deposited in escrow pursuant to the Agreement and Plan of Reorganization dated as of October 18, 2001 by and among Avanex Corporation, Lima Acquisition Corporation, LambdaFlex, Inc., Ming Li, Song Peng and William N. Wu as Securityholder Agent to secure the indemnification obligations of the selling stockholders thereunder (the "Escrow Shares"). Such escrow will expire on November 19, 2002 to the extent no claims on the escrow shares have been made. A number of shares equivalent to the Escrow Shares have been included in this Registration Statement, but they are not included in this column of the table. An amended prospectus will be filed to reflect any change in the number of shares offered by the individual selling stockholders as a result of the expiration of the escrow.
(4)  Ming Li is a non-executive employee of Avanex.
(5)  Zheng-wu Li is a non-executive employee of Avanex.
(6)  Song Peng is a non-executive employee of Avanex.

                              PLAN OF DISTRIBUTION

     We are registering all 2,750,318 shares of common stock (the "Shares") on behalf of the selling stockholders. As used in this prospectus, "selling stockholders" includes the pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. The Shares may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of Avanex in making decisions with respect to the timing, manner and size of each sale.

     The selling stockholders may sell the Shares in the over-the-counter market or otherwise, at (1) market prices prevailing at the time of sale, (2) prices related to the prevailing market prices or (3) negotiated prices. The selling stockholders may sell some or all of their Shares through:

     . a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

     . purchases by a broker-dealer as principal and resale by such broker-dealer for its own account;

     . an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

     . ordinary brokerage transactions and transactions in which the broker solicits purchasers; or o in privately negotiated transactions.

     To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     In connection with the distribution of the Shares, the selling stockholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also:

     . sell our common stock short and redeliver the Shares to close out such short positions;

     . enter into option or other types of transactions that require the selling stockholder to deliver the Shares to a broker-dealer, who will then resell or transfer the Shares pursuant to this prospectus (as supplemented or amended to reflect such transaction); or

     . loan or pledge the Shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. However, the selling stockholders and any broker-dealers involved in the sale or resale of the Shares may qualify as "underwriters" within the meaning of Section 2(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act. If the selling stockholders qualify as "underwriters," they will be subject to the prospectus delivery requirements of Section 153 of the Act, which may include delivery through the facilities of the NASD. We will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

     In order to comply with the securities laws of certain states, if applicable, the Shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders, and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of Shares is made, if required, a Prospectus Supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     The sale of Shares by the selling stockholders is subject to compliance by the selling stockholders with certain contractual restrictions they have with us. There can be no assurance that the selling stockholders will sell all or any of the Shares. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. In return, these selling stockholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act.

     We have agreed with the selling stockholders to keep the Registration Statement, of which this prospectus constitutes a part, effective for up to one year following November 19, 2001, the effective time of our acquisition of LambdaFlex, Inc. (which period may be shortened or extended under certain circumstances). We intend to de-register any of the Shares not sold by the selling stockholders at the end of such period; however, it is anticipated that at such time any unsold shares may be freely tradable subject to compliance with Rule 144 of the Securities Act.

                                  LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this prospectus, an investment partnership affiliated with Wilson Sonsini Goodrich & Rosati beneficially owns an aggregate of 8,168 shares of our common stock.

                                     EXPERTS

     The consolidated financial statements of Avanex Corporation appearing in Avanex Corporation's Annual Report (Form 10-K) for the year ended June 30, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     We will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

                                                                   Amount To Be
                                                                     Paid by
                                                                    Registrant
                                                                ----------------
SEC registration fee ........................................     $      5,136
Legal fees and expenses .....................................           25,000
Accounting fees and expenses ................................           10,000
Miscellaneous expenses ......................................            1,000
                                                                  ------------
   Total ....................................................     $     41,136
                                                                  ============
Item 15. Indemnification of Directors and Officers

     Section 145(a) of the Delaware General Corporation Law (the "DGCL") provides in relevant part that "[a] corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful". With respect to derivative actions, Section 145(b) of the DGCL provides in relevant part that "[a] corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor[by reason of his service in one of the capacities specified in the preceding sentence] against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper."

     The Eighth Article of the Company's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of the Company's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Company if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     The Company has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Company's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

     The Company carries officer and director liability insurance with respect to certain matters, including matters arising under the 1933 Securities Act, as amended.

Item 16. Exhibits

     Exhibit
     Number                                Description of Document
    ---------      -------------------------------------------------------------
       5.1 Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, regarding the legality of the securities being registered.
      23.1          Consent of Ernst & Young LLP, Independent Auditors.
      23.2 Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
      24.1          Power of Attorney (which is included on page II-4 herein).

Item 17. Undertakings

The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fremont, California, on November 29, 2001.

                                       AVANEX CORPORATION

                                       By: /s/ PAUL ENGLE
                                           -------------------------------------
                                           Paul Engle
                                           President and Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Paul Engle and Jessy Chao, jointly and severally, as his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and on his behalf to sign, execute and file this Registration Statement and any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and any and all documents required to be filed with respect therewith, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises in order to effectuate the same as fully to all intents and purposes as he might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

                 Signature                                   Title                                Date
--------------------------------------------- ---------------------------------- ----------------------------------
/s/ WALTER ALESSANDRINI                           Chairman of the Board of Directors             November 29, 2001
---------------------------------------------     (Principal Executive Officer)

Walter Alessandrini.

/s/ JESSY CHAO                                    Vice President and Chief Financial Officer     November 29, 2001
---------------------------------------------     (Principal Financial and Accounting
Jessy Chao                                        Officer)

/s/ PAUL ENGLE                                    President, Chief Executive Officer and
---------------------------------------------     Director                                       November 29, 2001
Paul Engle


/s/ XIOFAN LAO                                    Senior Vice President, Business
---------------------------------------------     Development, Chief Technology Officer and      November 29, 2001
David W. Carter                                   Director

/s/ TODD BROOKS
---------------------------------------------
Todd Brooks                                       Director                                       November 29, 2001

/s/ VINT CERF
---------------------------------------------      Director                                         November 29, 2001
Vint Cerf

/s/ JOEL SMITH
---------------------------------------------      Director                                         November 29, 2001
Joel Smith

/s/ FEDERICO FAGGIN
---------------------------------------------      Director                                         November 29, 2001
Federico Faggin

                                  EXHIBIT INDEX

 Exhibit
 Number                             Description of Document
------------    ----------------------------------------------------------------

5.1 Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding the legality of the securities being registered.
23.1            Consent of Ernst & Young LLP, Independent Auditors.
23.2 Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1            Power of Attorney (which is included on page II-4 herein).